Capitolis Liquid Global Markets LLC

SEC FIRM ID #90103

Statement of Financial Condition as of January 31, 2026 and Independent Auditor's Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
26-00226

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 02/01/2025 AND ENDING 01/31/2026
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Capitolis Liquid Global Markets LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer   ☑ Security-based swap dealer   ☐ Major security-based swap participant
☑ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
11 W 42nd St, 15th Floor
                              (No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lindsey Baptiste	212-388-5201	lindseyb@capitolis.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Lindsey Baptiste, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Capitolis Liquid Global Markets LLC, as of January 31, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARYANNE SCARDIGNO
Notary Public, State of New Jersey
Comm. # 2432011
My Commission Expires 4/3/2028

MaryAnne Scardigno

Signature: [signature]

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CAPITOLIS LIQUID GLOBAL MARKETS LLC

TABLE OF CONTENTS

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Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITOR'S REPORT

To the members and Board of Managers of Capitolis Liquid Global Markets LLC

Opinion

We have audited the accompanying statement of financial condition of Capitolis Liquid Global Markets LLC (the "Company"), as of January 31, 2026, and the related notes (collectively referred to as the "financial statement").

In our opinion, the accompanying financial statement presents fairly, in all material respects, the financial position of the Company as of January 31, 2026, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

In preparing the financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statement is issued.

Auditor's Responsibilities for the Audit of the Financial Statement

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material

if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Deloitte & Touche LLP

April 1, 2026

STATEMENT OF FINANCIAL CONDITION
AS OF JANUARY 31, 2026

(in thousands)

ASSETS

Cash and cash equivalents	$	369,703
Restricted cash		17,377
Investments in securities, at fair value		18,232,764
Securities borrowed under agreement to return, at fair value		176,902
Accounts receivable from security-based swap dealer		827,328
Derivative contracts, at fair value		64,752
Dividends receivable		5,559
Interest receivable		1,811
Fee revenue receivable		221
TOTAL ASSETS	$	19,696,417

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Revolving loan facility from affiliate	$	18,092,413
Cash collateral received		17,377
Derivative contracts, at fair value		103,715
Obligation to return borrowed securities, at fair value		176,902
Securities loaned		816,511
Interest payable		54,444
Accounts payable to dealer		79,682
Dividends payable to affiliates		1,031
Due to affiliates		1,278
Accounts payable and accrued expenses		1,015
Total liabilities		19,344,368
MEMBERS' EQUITY		352,049
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	19,696,417

The accompanying notes are an integral part of the financial statements.

NOTE 1. DESCRIPTION OF BUSINESS

Capitolis Liquid Global Markets LLC (the "Company"), a Delaware limited liability company, is both a conditionally registered security-based swap dealer and a registered over-the-counter ("OTC") derivatives dealer with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 ("SEA"). The Company was incorporated on December 14, 2022, conditionally registered with the SEC to become a security-based swap dealer effective January 3, 2023, approved as an OTC derivatives dealer on January 13, 2026, and commenced trading operations on December 5, 2023.

The Company conducts certain activities with affiliated entities, including Ionic Funding LLC ("IFLLC"), HQLA Funding LLC ("HQLA") and Ionic MTN Funding LLC ("IMFLLC"). IFLLC and HQLA provide funding through revolving loan advances in support of the Company's trading activities. Borrowings under the facility are recorded as debt and are governed by the terms of the applicable loan agreements ("Loan Agreements").

The Company is owned by Capitolis MAPS LLC ("CMAPS"), a Delaware limited liability company, which is a wholly owned subsidiary of Capitolis Inc. (the "Parent"), a financial technology company founded on November 29, 2016. Additionally, IFLLC and IMFLLC make equity contributions to the Company to support its ongoing operations. Under the applicable operating agreements, CMAPS and IMFLLC are General Members of the Company, while IFLLC holds a Participating equity interest. Equity contributions are made pursuant to contractual arrangements and are recorded as members' equity when received.

The Company enters into security-based swaps with counterparties, which mainly consist of large global banks that are either registered as security-based swap dealers with the SEC or swap dealers that are registered with the CFTC. The security-based swaps typically take the form of total return swaps ("TRS") referencing equity securities. The Company also engages in certain hedging activities involving the purchase, sale or borrow of securities referenced in the TRS, with an intention to remain net market risk neutral. The Company generates revenue on these arrangements by earning a financing spread, as the interest rate it charges counterparties on the TRS exceeds the interest rate it pays on the funds advanced to CLGM under its affiliate funding agreements. The Company receives advances and equity investments through various funding agreements with affiliates to support the Company's TRS program.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation— The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Use of Estimates— The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and related notes. These estimates primarily relate to the fair value of financial instruments, as described in Note 3 – Fair Value Measurements.

Management evaluates its estimates and assumptions on an ongoing basis using relevant market data, the current economic environment, and other observable factors, and updates them when

facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

Cash and Cash Equivalents— The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. As of January 31, 2026, cash and cash equivalents consist of checking and savings deposits and cash held in money market fund accounts. The Company's cash balances exceed those that are federally insured. To date, the Company has not recognized any losses caused by uninsured balances.

Restricted Cash - Restricted cash represents cash received from counterparties as variation margin collateral in connection with the Company's derivative contracts. Such cash collateral is held pursuant to the terms of the applicable collateral agreements and is restricted as to use, as it may only be applied to satisfy the Company's obligations under the related derivative contracts or returned to counterparties when margin requirements are reduced, eliminated, or upon settlement of the related contracts. As of January 31, 2026, the Company held $17,377 of cash received as variation margin collateral, which is included in restricted cash on the Statement of Financial Condition. A corresponding liability is recorded to reflect the Company's obligation to return the cash collateral.

Investment Transactions— Investments in securities transactions are accounted for on a trade-date basis.

Securities Borrowed and Securities Loaned— Securities borrowing and lending agreements represent collateralized financing transactions and are generally documented under industry standard agreements. Securities borrow transactions require the Company to deposit cash or other collateral with the lender, and in securities loan transactions, the Company receives collateral, in the form of cash or other collateral, in an amount generally in excess of the market value of securities loaned. Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced or received and amounts are adjusted as needed. The initial collateral advanced or received approximates or is greater than the market value of securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or returned, as necessary. Securities borrowed and subsequently rehypothecated for collateral purposes are represented as an asset, Securities borrowed under agreement to return, at fair value, and as a liability in, Obligation to return borrowed securities, at fair value, on the Company's Statement of Financial Condition.

Accrued interest income and expense related to securities borrowing and lending transactions are recorded in interest receivable and interest payable, respectively, in accordance with US GAAP in the accompanying Statement of Financial Condition.

Accounts Receivable from Security-Based Swap Dealer— Accounts receivable from security-based swap dealers consist of (i) cash delivered to TRS counterparties as collateral for derivative contracts and (ii) TRS performance receivables representing amounts owed to the Company by dealer counterparties. The Company earns interest on cash collateral balances delivered to TRS counterparties. Cash collateral delivered to TRS counterparties is recorded as a receivable in the statement of financial condition and as of January 31, 2026, the Company recorded a receivable of $820,961 related to cash delivered as collateral for derivative contracts. TRS performance

receivables arise from amounts due under the applicable TRS agreements yet remain unsettled; these amounts are distinct from derivative assets and liabilities measured at fair value. As of January 31, 2026, the Company recorded TRS performance receivables of $6,367 in the statement of financial condition. TRS performance receivables are generally settled within one business day following the statement of financial condition date.

Financial Assets and Liabilities— The Company's financial assets and liabilities include balances arising from its revolving loan facility, derivative contracts, and related interest and dividend obligations. The Company maintains a revolving loan facility with an affiliated entity that provides short-term funding to support its trading activities. Amounts drawn accrue interest based on the terms of the facility and are recorded as a liability until repaid. Certain derivative contracts require the Company to receive or remit dividend-equivalent amounts based on dividends declared on the underlying referenced equity securities; these amounts are recorded as dividends receivable or payable. Interest receivable and payable represent amounts accrued on cash balances, borrowings, securities lending activity, and the financing components of derivative contracts.

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates and other inputs, or a combination of these factors. Derivatives may be traded on an exchange (exchange-traded) or privately negotiated contracts, which are usually referred to as OTC derivatives. The company has not transacted in any OTC derivatives that cleared and settled through central clearing counterparties and has only transacted in OTC bilateral contracts between two counterparties. The Company's derivative financial instruments primarily consist of TRS.

The Company enters into TRS which involves the exchange by the Company and a counterparty of their respective commitments to pay or receive a net amount based on the change in fair value of a particular security and the notional amount of the swap contract. A TRS transfers the risks relating to economic performance of a reference obligation– from the protection buyer to the protection seller in exchange for a rate of interest. These instruments are recorded at fair value based on observable available market data inputs and classified within level 2 of the fair value hierarchy.

In the normal course of business, the Company uses TRS derivative contracts which are subject to counterparty risk, due to the potential inability of its counterparty to meet the terms of its contracts. The Company's TRS derivative contracts have exposure to changes in fair value of the underlying equities referenced in each transaction, however as the TRS derivative contracts are fully hedged, the Company limits the risk of equity price movement.

Fee Revenue Receivable— Fee revenue receivable represents amounts due to the Company from counterparties related to fees earned for providing access to and ongoing operation of the Company's TRS platform and related services. Such fees are generally charged as a flat annual fee pursuant to contractual arrangements with counterparties. Fee revenue receivable reflects earned but uncollected fees as of the reporting date.

Allowance for Credit Losses— Accounts receivable are stated at net realizable value. Customers are not extended credit and therefore time to maturity for receivables is short. On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off based on past history of write-offs,

collections, and current credit conditions. A receivable is considered past due if the Company has not received payments based on agreed-upon terms. The allowance for credit losses was $0 as of January 31, 2026.

Accounts Payable to Dealer— The Company records accounts payable to dealer for amounts contractually due but not yet settled as of the statement of financial condition date. Unsettled trade payables arise from securities that have been executed but have not yet settled as of period end. In accordance with U.S. generally accepted accounting principles, these transactions are recorded on a trade date basis, with unsettled trade payables representing amounts owed to counterparties. These balances are generally settled within standard market settlement cycles one business day following the statement of financial condition date and are classified as current liabilities. As of January 31, 2026, the Company recorded unsettled trade payables of $79,682 in the statement of financial condition.

Fair Value Measurements— Fair value accounting is applied for all assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company follows the established framework for measuring fair value and expands disclosures about fair value measurements (see Note 3).

Recent Accounting Pronouncements— In the preparation of these financial statements, the Company has considered all applicable accounting pronouncements issued by the FASB through January 2026.

NOTE 3.   FAIR VALUE MEASUREMENTS

The Company reports all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3   Fair value is determined based on pricing inputs that are unobservable and includes situations where there is little, if any, market activity for the asset or liability. The determination of fair value for assets and liabilities in this category requires significant management judgment or estimation.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

The following is a summary of the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis at January 31, 2026, by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents	$ 369,148	$ –	$ –	$ 369,148
Investments in securities				
Corporate equities	17,747,119	–	–	17,747,119
US Treasuries	220,298	–	–	220,298
American Depositary Receipts	265,347	–	–	265,347
Securities borrowed under agreements to return				
US Treasuries	-	176,902	–	176,902
Derivative contracts				
Total return swaps, net	-	64,752	–	64,752
Total assets:	$ 18,601,912	$ 241,654	$ –	$ 18,843,566
Liabilities:				
Derivative contracts				
Total return swaps, net	$ –	$ 103,715	$ –	$ 103,715
Obligation to return borrowed securities	–	176,902	–	176,902
Securities loaned				
US Securities	–	816,511	–	816,511
Total liabilities:	$ –	$ 1,097,128	$ –	$ 1,097,128

For the fiscal year ended January 31, 2026, there are no financial instruments classified within Level 3 and no transfers between levels.

Investment Securities
Money market funds are included within Cash and Cash Equivalents in the preceding table. Corporate equities, U.S. Treasuries, and American Depository Receipts are measured based on quoted prices in active markets for identical assets and are classified within Level 1 of the fair value hierarchy. These securities represent active listed equities and other instruments traded in active markets.

U.S. Treasury securities are valued using third party market price quotations. Accordingly, U.S. Treasury securities are categorized in Level 1 of the fair value hierarchy when actively traded ("on-the-run"). Less actively traded ("off-the-run") U.S. Treasury securities are categorized in Level 2 of the fair value hierarchy.

The Company holds equity securities that are traded on national securities exchanges and are valued at their last reported sales price. The fair value of Investments in securities as of January 31, 2026 are $18,232,764.

Derivative Contracts
Derivative contracts can be privately negotiated over-the-counter. OTC derivatives, such as security-based swaps, with inputs that can generally be corroborated by market data are therefore classified within level 2.

NOTE 4. DERIVATIVE FINANCIAL INSTRUMENTS

The Company is subject to interest rate risk in the normal course of pursuing its investment objectives. The Company may enter into total return swaps to facilitate short- term financing by transferring the economic exposure of equity securities to counterparties. Total return swap contracts involve the exchange by the Company and a counterparty of their respective commitments to pay or receive a net amount based on the change in the fair value of a particular security or index, specified interest rates for fixed-rate payments, and the notional amount of the swap contract. In the normal course of business, the Company may either receive or post margin collateral with counterparties depending on changes in the fair value of its derivative contracts.

The Company enters into total return swap transactions in the normal course of its business to facilitate client activity. As of the end of the fiscal year, the aggregate notional amount of outstanding TRS contracts was approximately $17,932,783. During the year, the Company's TRS activity resulted exclusively in short exposure, with no long exposure at any point during the period. The average short notional exposure during the year was approximately $13,184,997. Under the structure of the Company's TRS program, the Company currently does not assume long exposure through TRS transactions.

The following table identifies the fair value amounts of derivative contracts included in the Statement of Financial Condition at January 31, 2026. Balances are presented on a gross basis, before application of the effect of counterparty and collateral netting. Total derivative assets and liabilities are adjusted on an aggregate basis to consider the effects of master netting arrangements and the offsetting cash collateral receivables and payables, if any, with the Company's counterparties.

Type of contracts	Derivative assets	Derivative liabilities
Overall price risk		
Total return swaps	$ 194,632	$ 233,595
Gross total	**194,632**	**233,595**
Less: Effect of counterparty netting provisions	**(129,880)**	**(129,880)**
Less: Effect of collateral netting	-	-
Total	$ **64,752**	$ **103,715**

The Company is required to disclose the impact of offsetting assets and liabilities represented in the Statement of Financial Condition to enable users of the financial statements to evaluate the effect or potential effect of netting arrangements on its financial position for recognized assets and liabilities. These recognized assets and liabilities are financial instruments and derivative

instruments that are either subject to an enforceable master netting arrangement or similar agreement or meet the following right of setoff criteria: the amounts owed by the Company to another party are determinable, the Company has the right to set off the amounts owed with the amounts owed by the other party, the Company intends to set off, and the Company's right is enforceable at law.

The following table presents both gross and net information about derivative contracts eligible for offset on the Statement of Financial Condition as of January 31, 2026 when a legally enforceable master netting agreement or similar agreement exists:

Description	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments	Collateral Received/Paid	
Derivative Assets						
Total return swaps	$ 194,632	$ (129,880)	$ 64,752	$ –	$ –	$ 64,752
Total	$ 194,632	$ (129,880)	$ 64,752	$ –	$ –	$ 64,752
Derivative Liabilities						
Total return swaps	$ 233,595	$ (129,880)	$ 103,715	$ –	$ –	$ 103,715
Total	$ 233,595	$ (129,880)	$ 103,715	$ –	$ –	$ 103,715

In certain cases, the terms of the TRS agreement between the Company and its counterparties require that the Company post margin in a form other than equity securities. Accordingly, pursuant to a Master Securities Lending Agreement, the Company pledged equity securities with a fair market value of $180,171 as collateral in exchange for a loan of U.S. Treasury notes and subsequently pledged the US Treasury notes to the security-based swap counterparty to satisfy the margin requirement. In accordance with US GAAP, the US Treasury notes, with a fair market value of $176,902 have been reflected as an asset with the corresponding liability reflecting the Company's obligation to return the US Treasury notes in the accompanying Statement of Financial Condition as of January 31, 2026.

Securities loaned are carried at the amounts of cash collateral received. The Company monitors the market value of securities loaned on a daily basis, with additional collateral obtained or returned, as necessary. As of January 31, 2026, the Securities loaned balance is $816,511.

NOTE 5. RELATED-PARTY TRANSACTIONS

The Company may enter into transactions with persons or entities that are considered related parties due to common ownership, control, or significant influence as part of the normal course of business. The Company has reviewed its transactions and relationships to identify any that might be classified as related party transactions in accordance with the relevant accounting standards.

Balances with related parties included on the Statement of Financial Condition are as follows:

	January 31, 2026
Revolving Loan Facility with affiliated companies	$ 18,092,413
Interest and dividends payable	55,475
Intercompany payable	1,278

The Company entered into various Loan Agreements with its affiliates, IFLLC and HQLA. These Loan Agreements provide the Company with the ability to request loans from IFLLC and HQLA from time to time, as needed

As of January 31, 2026, the aggregate amount outstanding under the total Revolving Loan Facility was $18,092,413 with an effective rate of 4.031% and individual rates ranging from 3.752% to 4.570%. The loans made pursuant to the Loan Agreements have various maturity dates from February 2, 2026, to August 21, 2026, and have a duration corresponding to that of the TRS transaction between the Company and the TRS counterparty.

The intercompany payable balance as of January 31, 2026 represents amounts owed to the Parent primarily related to shared services and costs incurred by the Parent on behalf of the Company under the Master Services Agreement. These costs are initially paid by the Parent and subsequently allocated to the Company based on a pro-rata headcount methodology reflecting time spent on the Company's business activities. Amounts allocated but unpaid as of period end are recorded as intercompany payable.

NOTE 6. MEMBERS' EQUITY

The Company's equity includes two classes capital contributions: General and Participating. As of January 31, 2026, the Company's equity was from two General Members, (1) $500 from the Parent directly or indirectly through an intermediate subsidiary, CMAPS, and (2) $220,000 from IMFLLC, contributed during the fiscal year ended January 31, 2026, along with $128,100 from IFLLC, as the Participating Member, of which $40,000 was contributed during the fiscal year ended January 31, 2026. General membership interest holders have general voting rights in the Company, while holders of Participating equity interests have no general voting rights but have participation rights in the Company.

IMFLLC is an affiliated company and wholly owned subsidiary of the Parent. IMFLLC's activities are primarily limited to making advances to the Company through equity contributions. Equity contributions from IMFLLC are arranged to meet the amount and timing of investment and capital needs of the Company.

IFLLC is an affiliated company and wholly owned subsidiary of the Parent. IFLLC's activities are primarily limited to making advances to the Company under the Revolving Loan Facility and through equity contributions. Equity contributions from IFLLC are arranged to meet the amount and timing of investment and capital needs of the Company.

During the fiscal year ended January 31, 2026, the Company approved and paid $27,500 in a return of capital to CMAPS. Distributions characterized as returns of capital are recorded as a reduction of the carrying value of the related equity investment.

Additionally, during the fiscal year ended January 31, 2026, the Company approved and paid $20,176 in dividend distributions to IFLLC and IMFLLC, which were recorded as a dividend distribution in the Statement of Financial Condition.

NOTE 7.   REGULATORY REQUIREMENTS

Net Capital— The Company conditionally registered as a security-based swap dealer with the SEC effective January 3, 2023 and, as such, is subject to the SEC's standalone security based-swap regulatory requirements, including the Net Capital Rule 18a-1 ("SEA Rule 18a1"). The Company computes its net capital under the standard method and is required to maintain- minimum net capital equal to the greater of $20,000 or 2% of its risk margin amount. As of January 31, 2026, 2% of the Company's risk margin amount was $53,578, which exceeds the fixed requirement and therefore represents the Company's minimum net capital requirement. Total ownership equity was $352,049, of which $128,100 was deducted as ownership equity not allowable for net capital treatment, resulting in $223,949 of equity eligible for net capital. After deducting $30,185 of nonallowable assets and miscellaneous capital charges, and applying $3,569 of securities haircuts relating to government obligations, the Company's net capital was $190,195, exceeding the minimum requirement by $136,617. Advances to affiliates, repayment of borrowings, distributions, dividend payments, and other equity withdrawals are subject to the notification provisions of SEA Rule 18a-1.

Customer Protection and Segregation Requirement —The Company does not engage in cleared swap and security-based swap activity on behalf of its counterparties. For its uncleared swap and security-based swap transactions with its counterparties where the Company is required to collect margin, the Company applies the segregation exemption pursuant to SEC Rule 18a-4(f)(2) and (3). Therefore, any margin collateral received and held by the Company with respect to uncleared swap and security-based swap transactions will be held in a fully segregated collateral account and will not be subject to segregation requirements.

NOTE 8.   SEGMENT REPORTING

The Company is engaged in a single line of business as a dealer in security-based swaps. The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions, and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The measure of segment assets is reported on the Statement of Financial Condition as total assets as of January 31, 2026.

NOTE 9.   COMMITMENTS AND CONTINGENCIES

The Company reviews its lawsuits, regulatory inquiries and other legal proceedings, if any, on an ongoing basis and provides disclosure and records loss contingencies in accordance with loss

contingencies accounting guidance. The Company establishes an accrual for losses at management's best estimate when it assesses that they are probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate. There are no estimated liabilities or contingencies as of January 31, 2026.

NOTE 10. RISKS

In the normal course of its business, the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, currency risk, interest rate risk, credit risk and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, interest rates and the extent and timing of investor participation in the markets for both equity and interest rate sensitive investments. Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments due to market fluctuations.

Credit risk represents the potential loss that would occur if counterparties were to fail to perform pursuant to the terms of their obligations. In addition to its investments, subject to the terms of the contracts between the Company, its affiliates and counterparties, the Company is subject to credit risk to the extent any counterparty with which it conducts business is unable to fulfill contractual obligations.

NOTE 11. SUBSEQUENT EVENTS

The Company evaluated subsequent events from January 31, 2026, the date of these financial statements, through April 1, 2026, which represents the date the financial statements were issued, for events requiring recording or disclosure in the financial statements for the year ended January 31, 2026. The Company concluded that no events have occurred that would require recognition or disclosure in the financial statements.